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SECURIT  SSION

06005402

ANNUAL AUDITED REPORT AND EXCHANGE COMMISSION
FORM X-17A-5
PART III

RECEIVED

MAR 0 2 2006

FACING PAGE | BRANCH OF REGISTRATIONS
AND
Information Required of Brokers and Dealers Pursuant to Sections 17 of the EXAMINATIONS
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8 – 65283

AB
3/30

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2005   AND ENDING   DECEMBER 31, 2005
                                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NAVIGATOR FINANCIAL CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 WEST 56th STREET, SUITE 32
                                                        (No. And Street)

NEW YORK,   10019
            (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VASILIY SOFIYSKIY   (212) 675-6173
                                                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                                        (Name - if individual state last, first, middle name)

60 EAST 42ND STREET   NEW YORK   NY   10165
(Address)   (City)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, <u>LARISSA FADEYEV</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>NAVIGATOR FINANCIAL CORPORATION</u>, as of <u>DECEMBER 31, 2005</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Zhyldyz Kadrakouova
Comissioner of Deeds
City of New York No. 3-7126
Cert. Filed in New York County
Commission Expires 8-1-2006

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

NAVIGATOR FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Navigator Financial Corporation:

We have audited the accompanying statement of financial condition of Navigator Financial Corporation as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Navigator Financial Corporation as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 20, 2006

NAVIGATOR FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

A S S E T S

Cash	$	32,277
Fixed Assets (net of accumulated depreciation of $635)		424
TOTAL ASSETS	$	32,701

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts Payable	$	3,263
Total Liabilities		3,263

Stockholder's Equity:

Common Stock – no par value, 500 shares authorized, 17 shares issued and outstanding	35,000
Preferred Stock – no par value, 100 shares authorized	-
Accumulated deficit	(5,562)
Total Stockholder's Equity	29,438
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 32,701

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND OPERATIONS

Navigator Financial Corporation (the "Company") is a New York company formed January 16, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company files Federal, New York State and New York City income tax returns and has accounted for the applicable taxes.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation Cost

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets.

NOTE 3.   NET CAPITAL REQUIREMENT

The company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain a minimum net capital of $5,000. As of December 31, 2005 the Company had net capital of $29,014, which exceeded the requirements by $24,014.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company may enter into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2005, there were no transactions which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5.   RELATED PARTY TRANSACTIONS

During 2005, the company operated out of space owned by a family member of the sole director of the company. The space used in minimal and the allocated cost would not have a material effect on the financial statements. The family member had elected to waive the rent and certain other overhead expenses that would otherwise be charged to the company. The family member has adequate resources independent of the Company to pay these expenses, and the company has no additional obligation, either direct or indirect to compensate a third part for these expenses